Nine Months 2005 Results

Jakarta, Friday 28 October 2005

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization – as of 30/9/2005

Rp 28.2 trillion

Issued shares

5,323,205,500

Share Price

As of  30 September 2005

Rp 5,300

Hi/Lo (3 mo)

Rp5,850/4,900

Major Shareholders

Indonesia Communication Ltd        40.77%

Government of Indonesia              14.58%

Public                                             44.65%

IDR - USD Conversion – as of 30/9/2005

1 US$ = Rp 10,310

Board of Directors

President Director/CEO -

Hasnul Suhaimi

Deputy President Dirrector -

Ng Eng Ho

Finance Director./CFO -

Wong Heang Tuck

Consumer Market Director -

Johnny Swandi Sjam

Corporate Market Director -

Wahyu Wijayadi

Planning & Project Dev. Dir. -

Wityasmoro S. H.

Corporate Svc. Dir.-

Wimbo S Hardjito

Network Quality & Operations Dir -

Raymond Tan

Information Technology  Dir -

 Joseph Chan

Consolidated Subsidiaries

Satelindo Intl Finance B.V. (100%)

Indosat Fin Company B.V. (100%)

Indosat Intl Fin Company B.V. (100%)

PT IM2 (99.85%)

PT Satelindo Multi Media (99.60%)

PT Lintasarta (69.46%)

PT APE (38.20%)

Website

http://www.indosat.com

Investor Relations Division

Phone :+62213869614/300030001

PT Indosat Tbk

Fax : +62 21 3804045

Jl Medan Merdeka Barat 21

E-mail : investor@indosat.com

Jakarta – Indonesia

Financial Summary

For  the nine months ended 30 September

Description (in Rp billion)	2004 (Restated 1)	2005	Change (%)
Operating Revenues	7,803.5	8,908.6	14.2%
Operating Expenses	5,125.9	6,049.0	18.0%
Operating Income	2,677.6	2,859.7	6.8%
Net Income [2]	1,516.2	1,018.4	-32.8%
EBITDA	4,600.6	5,078.7	10.4%

(1)

Restated for the early adoption of Statement of Financial Accounting Standards (‘‘SAK’’) 24 (Revised 2004), ‘‘Accounting for Employee Benefits’’, and SAK 38 (Revised 2004), ‘‘Accounting for Restructuring Transactions of Entities under Common Control’’.

(2) In 9M-04 we recorded pre-tax gain from the sale of our shares in subsidiaries amounting to Rp394.3 billion.

Ratio	Formula	9M-04	9M-05
EBITDA Margin	EBITDA / Operating Revenues	59.0%	57.0%
Interest Coverage	EBITDA/Interest Expense	572.3%	534.7%
Debt to EBITDA	(Debt + Procurement Payable) / EBITDA (Annualized)	178.6%	224.5%
Net Debt to Equity	Net Debt / Total Equity	41.5%	51.2%

Business Highlights

•

As of 30 September 2005, our cellular subscriber base reached 12.7 million or  increased by 41.3% year-on-year.

•

Our MIDI business recorded 11.4% growth in operating revenues during nine months 2005 compared to the same period in 2004 due to higher demand from the domestic wholesale market.

•

We recorded 7.1% growth in our IDD minutes in nine months 2005 compared to the same period last year mainly driven by increase in incoming minutes.

•

Cellular, fixed telecommunications and MIDI & other services contributed 75.1%,  11.0%,  13.9% respectively to operating revenues.

•

We increased the hedged portion of our US$ obligation from US$ 175 million as of June 30, 2005 to US$ 275 million as of September 30, 2005.

INDOSAT REPORTS UNAUDITED NINE MONTHS 2005 RESULTS

PT Indosat Tbk (“Indosat” or the “Company”) released its consolidated unaudited nine months 2005 operating and financial results. The Company recorded operating revenues and operating income for the period ended 30 September 2005 of Rp8,908.6 billion and Rp2,859.7 billion, respectively. Net income was recorded as Rp1,018.4 billion for the same period.

For the nine months period ended 30 September 2005, cellular, fixed telecommunications and MIDI and other services contributed 75.1%, 11.0%, and 13.9%  to operating revenues, respectively.

The financial statements were prepared in accordance with Indonesian Generally Accepted Accounting Principles.

FINANCIAL RESULTS

Operating revenues

Operating revenues increased by 14.2% from Rp7,803.5 billion in nine months 2004 to Rp8,908.6 billion in nine months 2005 primarily as a result of growth in operating revenues from cellular services. Year-on-year, operating revenues from cellular and MIDI services increased by 25.2% and 11.4% respectively while operating revenues from fixed telecommunications services decreased by 23.4%. As a result, cellular services revenues represented 75.1% of our total operating revenues in nine months 2005 and has increased compared to 68.5% contribution in nine months 2004.

Cellular services.  In nine months 2005, we recorded cellular services operating revenues amounting to Rp6,690.5 billion, or an increase of 25.2% from Rp5,342.6 billion in nine months 2004. Our cellular revenues were derived mainly from the following items :

•

Usage charges increased by Rp630.3 billion, or 20.5%, year-on-year and represented 55.4% of our total cellular services operating revenues, compared to 57.6% in nine months 2004 due to increase subscriber based.

•

Value-added features increased by Rp656.4 billion, or 43.6%, in nine months 2005 compared to nine months 2004. The  increase in value added features is mainly due to the increase in usage of short message services and expansion of value-added features available to prepaid cellular subscribers. As a result, contribution of value-added features to cellular services operating revenues increased from 28.2% in nine months 2004 to 32.3% in nine months 2005.

•

Interconnection Income : The revenues from interconnection income increased by Rp54.7 billion, or 10.0%, year on year and represented 9.0% of our total cellular services operating revenues, compared to 10.2% in nine months 2004.

Fixed telecommunications services.  Operating revenues from fixed telecommunications services contributed by International calls revenues 85.7% and the remaining 14.3% generated by fixed wireless access and fixed line services. The fixed telecommunication services revenues decreased by Rp299.1 billion, or 23.4%, from Rp1,277.3 billion in nine months 2004 to Rp978.2 billion in nine months 2005 mainly due to :

•

International calls revenues  declined due to competition in IDD business and more VOIP providers

•

Fixed wireless access and fixed line services revenues increased related to increase of its subscriber based

MIDI services.   In nine months 2005, operating revenues from MIDI services increased by 11.4% year-on-year from Rp1,113.1 billion in nine months 2004 to Rp1,240.0 billion in nine months 2005 mainly due to :

•

Significant growth in the wholesale market, especially for domestic broadband leased lines and IP-based services such as IP-VPN.

Operating expenses

Operating expenses increased by Rp923.1 billion, or 18,0% year-on-year, from Rp5,125.9 billion in nine months 2004 to Rp6,049.0 billion in nine months 2005 primarily due to activities in growing our cellular business.

Depreciation and amortization expenses. It increased by 15.4% from Rp1,923.0 billion in nine months 2004 to Rp2,219.0 billion in nine months 2005 primarily due to increased in assets mainly cellular business related assets in nine months 2005.

Personnel costs. Personnel costs increased by Rp64.7 billion, or 7.4%, from Rp880.1 billion in nine months 2004 to Rp944.9 billion in nine months 2005 primarily due to increased expenses associated with our Employee Stock Ownership Program, increase in outsourced employees in regional offices to grow our cellular businesses, and post-retirement benefits as a result of SAK 24 (Revised 2004).

Compensation expenses to telecommunications carriers and service providers. It decreased by 10.4% from Rp370.9 billion in nine months 2004 to Rp332.3 billion in nine months 2005 primarily due to increased delivery of traffic through our own network.

Maintenance expenses.  It increased by 28.0% year-on-year, from Rp366.2 billion in nine months 2004 to Rp468.6 billion in nine months 2005 primarily due to increased maintenance expenses associated with our increased capital expenditure on cellular equipment, primarily base transceiver stations and additional cellular equipment installed during such periods.

Administration and general expenses. It increased by 82.0% year-on-year, from Rp275.4 billion in nine months 2004 to Rp501.3 billion in nine months 2005 primarily due to last year alignment of doubtful provision and collection of debt that was fully for, as well as increases in several costs to support our cellular business.

 Marketing expenses. It increased by Rp27.6 billion, or 13.1%, from Rp210.4 billion in nine months 2004 to Rp238.0 billion in nine months 2005 primarily due to promotional and sales campaign.

Leased circuit expenses. It related primarily to the use of leased circuits by our cellular and MIDI services businesses. Leased circuits expenses increased by Rp18.4 billion, or 21.2%, from Rp86.8 billion in nine months 2004 to Rp105.3 billion in nine months 2005 due primarily due to the lease of Intelsat satellite transponder

Other cost of services expenses.  It increased by 22.4% year-on-year, from Rp1,012.9 billion in nine months 2004 to Rp1,239.4 billion in nine months 2005 primarily driven by increases in SIM card and pulse reload vouchers, content provider (for value-added SMS), and utilities expenses to support our new BTSs.

Other income/(expenses)

We recorded other expenses of Rp1,344.9 billion in nine months 2005 compared to Rp528.2 billion in nine months 2004 primarily due to the increase in our obligation following the issuance of US$ 250 million notes and Rp 1.1 trillion bond in June 2005.

Gain of sale of investment in associated company. In the nine months 2004 were recorded gain on sales of shares in subsidiaries amounting to Rp394.3 billion while none were recorded in nine months 2005.

Gain (Loss) on change in value of derivatives. It decreased from loss Rp63.0 billion in nine months 2004 to gain Rp35.6 billion in nine months 2005 following more stable market conditions.

Financing cost expenses. It increased by Rp148.6 billion or 18.2% year-on-year following additional borrowings in nine months 2005.

Gain (loss) on Foreign exchange. Loss on foreign exchange  increased by Rp295.6 billion from Rp62.0 billion in nine months 2004 to Rp357.6 billion mainly due to the weakening  of Rupiah against US$.

EBITDA

We recorded EBITDA of Rp5,078.7 billion in nine months 2005, or a 10.4% increase from Rp4,600.6 billion in the same period last year, resulting in an EBITDA margin of 57.0%.

Note : EBITDA means earnings before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

Net Income

We recorded net income of Rp1,018.4 billion for the nine month period ended September 30, 2005 or  32.8% decline compared to the net income of the same period last year.

STATUS OF BORROWINGS

Outstanding borrowings

As of 30 September 2005, the Company had outstanding borrowings of Rp12,759.8 billion comprised of Long-term debt (net of current maturities) of Rp1,295.1 billion; Bonds payable (net of issuance cost and net of current maturities) of Rp10,431.7 billion; Current maturities of long-term Debt of Rp51.1 billion; and Current maturities of bonds payable of Rp981.9 billion.

Our US$ denominated liabilities as of 30 September 2005 is US$ 792 million. And after taking into account our US$ denominated assets, our net liabilities was US$ 378 million as of 30 September 2005. On 20 September 2005, we increased the hedged portion of our US$ obligation from US$175 million to US$ 275 million, hence lowering our exposure to foreign exchange rate fluctuation

On 13 September 2005, the Company repurchased a portion of the Series A bonds amounting to Rp48.5 billion at the price equal to 101.175% of the principal amount repurchased

Summary of our long-term indebtedness as of 30 September 2005

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bonds I (Rp billion)	951.5	2006	Series A Fixed 18.5% p.a. and Series B Floating maximum 21% p.a. and minimum 16% p.a.
Bonds II (Rp billion)	1,075	2007 and 2032	Series A Fixed 15.5% p.a., Series B Fixed 16% p.a. and Series C Floating maximum 18.5% p.a. and minimum 15% p.a.
Syariah Mudharabah (Rp billion)	175	2007	Revenue-sharing
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Syariah Ijarah (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Syndicated Loans - Mandiri	120.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loans - BNI	517.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loan - BCA	611.8	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
LINTASARTA
Loans payable from Niaga (Rp billion)	114.4	2005 - 2007	3-month time deposit rate guaranteed by BI + 3.0% - 3.5%
Limited and Convertible Bonds (Rp billion)	36.5	2006 and 2007	Floating maximum 19% p.a. and minimum 11% p.a.

Revenue-sharing component of Indosat’s Syariah Mudharabah Bond

Operating Revenues (Rp in Billions)	1Q-05	2Q-05	3Q-05
Internet (from IM2)	75.9	80.3	86.7
Satellite (Indosat Consolidated)	34.4	40.1	38.8

CAPITAL EXPENDITURES

In nine months 2005, Indosat committed Rp6,799.9 billion for capital expenditures comprises: Rp6,212.2 billion for developing cellular network; Rp368.7 billion for fixed telecommunications; and Rp219.1 billion for MIDI, backbone and other services.

In 2005, Indosat plan a capital expenditures of around US$900 million (including the amounts spent in nine months 2005) with approximately 80% to be allocated for expansion of our cellular services business.

 OPERATING RESULTS

Cellular services

In nine months 2005, our net addition of cellular subscribers were 2.9 million cellular subscribers therefore our cellular subscriber base increased by 41.3% year-on-year. This increase was primarily due to strong demand in second quarter 2005 which has reached its peak of around 2.6 million subscribers.

In the first nine months of 2005, we have expanded our sales and marketing efforts to other regions out side of Java and  we continued to increase our coverage out side Java by developing our network infrastructure to ensure better customer satisfaction. As of 30 September 2005, we had 4,851 sites of which 39% were located outside of Java. And as a result, as of 30 September 2005, our customer base outside Java was around 22% of our total subscriber base.

We recorded blended ARPU of Rp70.8 thousand in the nine months 2005, representing a 22.7% decrease year on year. The decrease in ARPU was primarily due to the decrease in average usage as we penetrated the lower end segment of the market and also impact from customer behavior to use starter pack as calling card rather than buying top up voucher, due to our SP promotion starting in 1Q 2005.

Cellular Marketing and Promotion initiatives launched in nine months 2005 included, among others:

•

“Mentari Tarif Hebat,” which is a “family and friends package” offering a special voice tariff between three pre-registered numbers (including the original party) with talk time charged at the rate of Rp600 per minute   effective from 14 February until 31 December 2005; and the second one is tariff to local PSTN of Rp 600 per minute before VAT effective from 27 April until 30 September 2005.

•

IM3 Tariff in New Area, a same tariff among IM3 customers for local calls with flat tariff of Rp 500 per minute in Kalimantan, Sulawesi, and other Eastern Indonesia regions.

•

BPKB or “Beli Pulsa Kebanjiran Bonus” program, which is a retention program for Mentari and IM3 (prepaid) by offering sweepstake point for each top up (every Rp25,000 top up earns one point). Points are withdrawn in the end promotion period. Also offer 10% bonus airtime for top up between May 9 and August 15, 2005.

•

Sales Program, FMC incentive (Front Liners Mentari Club) since 25 August up to end of September  2005 in the form of bonuses or various discounts for front liners related to every starter packs activation of Mentari and IM3 services.

•

Tariff for Regional Mentari, for currently specially offered to subscribers in eastern Indonesia regions since August, in the form of discounted tariff for calls made among Mentari subscribers.

•

Launched I-Ring (personalized ring back tone) in areas outside Java.

•

Launch of Push Mail over MMS (I-Memova), Voice Based SMS (I-Say), and Community Specific Content Value Added SMS (Automotive Club, Charity Program by Religious Group).

Cellular Network Development Updates

As of September 30, 2005	9M 05
Operational sites	4,851
Base station controllers	142
Mobile switching centers	41

As of September 30, 2005, we had finalized the integration of the cellular networks of our legacy subsidiaries, Satelindo and IM3 except for the networks in West Java which is expected to be finalized in early year 2006.

Fixed telecommunications services

IDD Services. Total traffic of IDD services increased by 7.1% year on year from 644.8 million minutes in nine months 2004 to 690.9 million minutes in nine months 2005. Total incoming traffic increased by 15.1% year on year, from  495.2million minutes in nine months 2004 to 569.9 million minutes in nine months 2005, primarily due to implementation of pricing and volume commitments with several foreign telecommunications operators. Outgoing traffic decreased by 19.1% year on year, from 149.6 million minutes in nine months 2004 to 120.9 million minutes in nine months 2005 due primarily to increased competition and to a lesser extent from VoIP providers.

To defend our IDD market share, Indosat initiated several key programs in nine months 2005, including:

•

Enhancing IDD 001, 008 & Flat Call tiering strategy

•

Loyalty program for IDD “001” and IDD “008” users

•

FlatCall “016” promotion via SMS broadcast to IM3, Mentari and low-end Matrix Users

•

Program Promo Umroh & Hajj for Matrix subscribers via Indosat Indonesia Direct since 15 June 2005 up to 31 January 2006

Fixed wireless access services. As of 30 September 2005, our fixed wireless access services had a total subscriber base of 213,312 comprised of 19,187 postpaid subscribers and 194,125 prepaid subscribers.  Blended ARPU for nine months 2005 was Rp56.8 thousand with ARPU of Rp181.6 thousand for postpaid subscribers and ARPU of Rp32.3 thousand for prepaid subscribers.

To promote our fixed wireless access services, we launched several initiatives such as :

•

“Hujan Bintang StarOne” program, a program to enlarge customers’ awareness by offering 24 hour non stop free local calls among StarOne customers by aim as to acquire large customers and retain existing customers.

•

Bundling program StarOne and Nokia

•

  “JAGOAN” program, from July to Dec 2005, a program to enlarge customers’ awareness by offering 50% bonus on reload, and competitive charging for calls within ISAT Network aimed as to acquire large customers and retain existing customers

MIDI services

In nine months 2005, overall MIDI services enjoyed a positive growth, especially for the wholesale segment and IP-based services,. We also experienced an increase in domestic demand for broadband leased lines. Our key initiatives in our MIDI services business in nine months 2005 were as follows:

•

Aggressive selling of domestic and international broadband services.

•

Market expansion through MPLS POP both domestic & international

•

Expand international IP backbond via peering broadband with some partners (KT, TM, KDDI AT&T and CHTI)

•

ACASIA Mid Year Promotion until end of year 2005

Recent Developments

Indosat and Telkom Entered Into Interconnection Agreement

On 23 September 2005,  PT Indosat Tbk (”Indosat”) and PT Telekomunikasi Indonesia Tbk (”Telkom”) entered into interconnection agreement for  local fixed network with domestic long distance fixed network &  international long distance fixed network. Through this agreement, Indosat can offer its own DLD services to Indosat’s fixed line and fixed wireless customers. For domestic long distance, national access code ”0” is remained applicable as it has been used so far. In addition, all existing regulations including Ministerial Decree No. 6/2005 which targeted change of access code by 2010 will be implemented in a timely manner.

In the same agreement, Indosat and Telkom also agreed to implement IDD access codes namely Indosat’s IDD 001 and Indosat’s IDD 008 as well as Telkom’s IDD 007 for every customers automatically.

Indosat Launched “Matrix You”, Free National Roaming for All Matrix Subscribers

On 13 October 2005, Indosat launched “Matrix You” program. This is the program from Matrix, providing attractive offering of free national roaming for all Matrix subscribers. In addition, this program also provides 3 choices : Free Monthly Fee Package, Free 180 SMSs Package, and Family & Friends (F2) package, starting from October 1, 2005..

Indosat Launched its DLD services

On 18 October 2005,  Indosat introduced DLD service for its fixed telecommunication services. By using access code “0”, Indosat DLD offers its customers off net price and on net price with discount for  any call to  Indosat fixed and cellular subscribers.  This service is available in 6 cities (Jakarta, Surabaya, Medan, Batam, Denpasar, Balikpapan) to all cities in Indonesia.

Preparation for 3G Service

Indosat has started 3G trial in August 2005 following the assignment of trial spectrum in July 2005 and installed 10 BTSs in Jakarta and Surabaya. The trial results will be reported to the government by end of this year.

In line with the Government plan to review spectrum allocation for 3G, Indosat had initiated the plan to migrate its fixed wireless network from the 1900MHz band in Jakarta, so the vacated 5MHz spectrum can be utilized for 3G.

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward-looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 30 September 2004 and 2005

Description	Unit	YTD	YTD	Growth
		Ended	Ended
		30 Sept 2004	30 Sept 2005
		1	2	3=(2-1)/1
CELLULAR
Prepaid	subs	2,891,674	2,866,268	-0.9%
Postpaid	subs	122,924	67,225	-45.3%
Total Net Additions	subs	3,014,598	2,933,493	-2.7%

Prepaid	subs	8,492,556	12,080,931	42.3%
Postpaid	subs	484,486	607,169	25.3%
Total Cellular Subscribers	subs	8,977,042	12,688,100	41.3%

ARPU Postpaid	Rp	280,373	248,202	-11.5%
ARPU Prepaid	Rp	80,127	61,352	-23.4%
ARPU Blended	Rp	91,602	70,816	-22.7%
IDD
Outgoing Traffic	000 min	149,609	120,976	-19.1%
Incoming Traffic	000 min	495,243	9,915	15.1%
Total Traffic	000 min	644,852	690,891	7.1%
I/C Ratio	-	3.3	4.7	42.3%
MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	2,529	3,278	29.6%
Domestic High Speed Leased Circuit	cct/64k	2,746	29,343	968.6%
Satellite Transponder Leased (external usage)	# transp	10.8	12.3	13.6%
Datacom
International High Speed Leased Circuit	cct/64k	616	743	20.6%
Domestic High Speed Leased Circuit	cct/64k	3,127	4,972	59.0%
Frame Relay	port	937	1,037	10.7%
IPVPN	cct/64k	301	798	165.1%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,814	1,683	-7.2%
Frame Relay	access	4,049	4,415	9.0%
VSAT	terminal	1,345	1,808	34.4%
IPVPN	link	786	1,862	136.9%
Internet Dial Up	user	2,144	1,717	-19.9%
Internet Dedicated	link	269	400	48.7%

IM2
Internet Dial Up	user	24,886	29,509	18.6%
Internet Dedicated	link	632	753	19.1%

EMPLOYEES
Indosat and its subsidiaries	person	7,602	8,107	6.6%
(including non permanent employees)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 & 2005

(Expressed in billions of Indonesian Rupiah and millions of U.S.Dollars, except share data)

DESCRIPTION				Growth (2)
	Nine Months
	Ended September 30,
	2004 (As Restated)	2005
	Rp	Rp	US $ (1)

OPERATING REVENUES
Cellular	5,342.6	6,690.5	648.9	25.2%
Fixed Telecommunication	1,277.3	978.2	94.9	-23.4%
Multimedia, Data Communication, Internet ("MIDI")	1,113.1	1,240.0	120.3	11.4%
Other services	70.4	0.0	0.0	-100.0%
TOTAL OPERATING REVENUES	7,803.5	8,908.6	864.1	14.2%

OPERATING EXPENSES
Depreciation & amortization	1,923.0	2,219.0	215.2	15.4%
Personnel	880.1	944.9	91.6	7.4%
Administration and general	275.4	501.3	48.6	82.0%
Maintenance	366.2	468.6	45.5	28.0%
Compensation to telecommunications carriers & service providers	370.9	332.3	32.2	-10.4%
Marketing	210.4	238.0	23.1	13.1%
Leased circuits	86.8	105.3	10.2	21.1%
Other costs of services	1,012.9	1,239.4	120.2	22.4%
TOTAL OPERATING EXPENSES	5,125.9	6,049.0	586.7	18.0%

TOTAL OTHER INCOME(EXPENSES)	2,677.6	2,859.7	277.4	6.8%

OPERATING INCOME

OTHER INCOME (EXPENSES)
Interest income	146.0	138.6	13.4	-5.1%
Gain (loss) on change in fair value of derivatives - net	(63.0)	35.6	3.5	156.5%
Gain on sale of other long-term investments	110.9	1.2	0.2	-97.8%
Gain on sale of investment in associated company	283.4	1.2	0.0	-100.0%
Financing cost	(817.7)	(966.3)	(93.7)	18.2%
Loss on foreign exchange - net	(62.0)	(357.6)	(34.7)	476.8%
Amortization of goodwill	(169.8)	(169.8)	(16.5)	0.0%
Others - net	44.0	(28.0)	(2.7)	-163.5%
TOTAL OTHER INCOME(EXPENSES)	(528.2)	(1,344.9)	(130.4)	(130.4)

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	62.3	0.1	0.0	-99.9%

INCOME BEFORE INCOME TAX	2,211.6	1,514.8	146.9	-31.5%

INCOME TAX EXPENSE
Current	216.0	292.5	28.4	35.4%
Deferred	462.0	177.6	17.2	-61.6%
TOTAL INCOME TAX EXPENSE	678.0	470.1	45.6	-30.7%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF	1,533.6	1,044.7	101.3	-31.9%
OF SUBSIDIARIES

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(17.4)	(26.3)	(2.5)	51.3%

NET INCOME	1,516.2	1,018.4	98.8	-32.8%

BASIC EARNINGS PER SHARE	287.75	194.31	0.02	-32.5%

DILUTED EARNINGS PER SHARE	287.71	194.31	0.02	-32.5%

BASIC EARNINGS PER ADS (50 B shares per ADS)	14,387.51	9,715.28	0.94	-32.5%

DILUTED EARNINGS PER ADS	14,385.30	9,715.28	0.94	-32.5%

(1)

Translated into U.S.dollars using the average buying and selling rate published by Bank Indonesia (Central Bank)

on September 30, 2005 of Rp10,310 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER  30,  2004  AND  2005 (UNAUDITED)

(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)

DESCRIPTION
	2004	2005
	( As Restated)
	Rp	Rp	US$ (1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,200.2	5,794.5	562.0
Short-term investments - net of allowance	80.8	36.9	3.6
Accounts receivable - net of allowance
Trade
Related parties
PT Telkom Tbk	313.4	116.7	11.3
Others	163.8	130.1	12.6
Third parties	1,109.7	1,063.9	1,063.9
Others
Third parties	32.8	16.9	1.6
Inventories	169.9	158.0	15.3
Derivative assets	11.6	97.8	9.5
Advances	121.8	51.5	5.0
Prepaid taxes	465.4	814.3	79.0
Prepaid expenses	116.4	367.5	35.6
Other current assets	73.1	7.1	0.7
Total Current Assets	6,858.8	8,655.5	839.5

NON-CURRENT ASSETS
Due from related parties - net of allowance	46.9	36.9	3.6
Deferred tax assets - net	50.3	41.5	4.0
Investment in associated companies - net of allowance	47.3	0.5	0.0
Other long-term investments - net of allowance	102.2	2.7	0.3
Property and equipment - net	15,954.9	19,607.0	1,901.7
Goodwill and other intangible assets - net	3,095.7	2,763.3	268.0
Long-term receivables	130.7	124.2	12.0
Long-term prepaid pension - net of current portion	188.1	233.6	22.7
Long-term advance	392.3	421.8	40.9
Others	338.0	265.4	25.7
Total Non-current Assets	20,346.5	23,497.0	2,279.0

TOTAL ASSETS	27,205.3	32,152.4	3,118.6

(1)

Translated into U.S.dollars using the average buying and selling rate published by Bank Indonesia (Central Bank)

on September 30, 2005 of Rp10,310 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER  30,  2004  AND  2005 (UNAUDITED)

(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars)

DESCRIPTION
	2004	2005
	( As Restated)
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOKDERS' EQUITY

CURRENT LIABILITIES
Short-term loans	7.2	-	-
Accounts payable - trade
Related parties	16.9	10.8	1.0
Third parties	171.8	189.4	18.4
Dividend payable	5.3	6.6	0.6
Procurement payable	1,358.2	2,441.7	236.8
Taxes payable	122.9	132.9	12.9
Accrued expenses	1,379.7	1,432.3	138.9
Unearned income	565.4	436.1	42.3
Deposits from customers	51.2	27.5	2.7
Derivative liabilities	80.3	19.7	1.9
Current maturities of :
Loans payable
Related parties	168.2	-	-
Third parties	189.8	51.1	5.0
Bonds payable - net of current maturities	-	981.9	95.2
Other current liabilities	69.5	13.0	1.3
Total Current Liabilities	4,186.5	5,742.9	557.0

NON-CURRENT LIABILITIES
Due to related parties	36.1	13.6	1.3
Deferred tax liabilities - net	377.4	674.2	65.4
Loans payable - net of current maturities
Related parties	842.8	629.0	61.0
Third parties	924.4	666.1	64.6
Bonds payable	7,466.2	10,431.7	1,011.8
Other non-current libilities	211.5	213.8	20.7
Total Non-Current Liabilities	9,858.4	12,628.3	1,224.9

MINORITY INTEREST	156.8	185.5	18.0

STOCKHOLDERS' EQUITY
Capital stock	526.9	532.5	51.7
Premium on capital stock	850.0	1,031.6	100.1
Difference in value from restructuring
transactions of entities under common control	-	-	-
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	39.2
Stock options	39.6	125.9	12.2
Difference in foreign currency translation	0.4	0.3	0.0
Retained Earning
Appropriated	33.6	49.9	4.8
Unappropriated	9,632.9	10,433.2	1,012.0
Net income this period	1,516.2	,018.4	98.8
Total Retained Earning	11,182.8	11,501.6	1,115.6
Total Stockholders' Equity	13,003.6	13,595.7	1,318.7

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	27,205.3	32,152.4	3,118.6

(1)

Translated into U.S.dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2005 of Rp10,310 to US$ 1 (in full amounts)